                                                Filed Pursuant to Rule 424(b)(2)
                                                      Registration No. 333-33096

PROSPECTUS SUPPLEMENT
----------------------------
(TO PROSPECTUS DATED APRIL 18, 2000)

                                  $300,000,000

                                     [LOGO]

                          WELLS FARGO FINANCIAL, INC.
                FLOATING RATE SENIOR NOTES DUE JANUARY 11, 2002

                                 --------------

        These floating rate notes will bear interest at the rate of LIBOR minus 0.1% per year. Interest on the notes is payable quarterly on January 11, April 11, July 11 and October 11, commencing April 11, 2001. LIBOR, for the purpose of setting the interest rate on the floating rate notes from time to time, will be determined effective at the beginning of the initial interest period and redetermined effective at the beginning of each subsequent quarterly interest period. The floating rate notes will mature on January 11, 2002 and are not redeemable before that date.

        The floating rate notes are unsecured and rank equally with all of our other senior unsecured and unsubordinated debt.

        Wells Fargo Financial, Inc. was formerly known as Norwest Financial, Inc. Its name was changed at the close of business on June 30, 2000.

                              -------------------

                                                                  PER NOTE             TOTAL
                                                                  --------             -----
        Price to investors(1)...................................      100%          $300,000,000

        Underwriting discount...................................     .125%              $375,000

        Proceeds, before expenses, to Wells Fargo Financial.....   99.875%          $299,625,000

        (1) Plus accrued interest from December 20, 2000, if settlement occurs after that date

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the floating rate notes or determined if this prospectus supplement and accompanying prospectus are truthful and complete. Any representation to the contrary is a criminal offense.

        The floating rate notes will be ready for delivery in New York, New York on or about
December 20, 2000.

                              -------------------

                              MERRILL LYNCH & CO.

                                  -----------

          The date of this prospectus supplement is December 13, 2000.

    YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS. WELLS FARGO FINANCIAL HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WELLS FARGO FINANCIAL IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS SUPPLEMENT OR THE ACCOMPANYING PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS SUPPLEMENT.

                              -------------------

                               TABLE OF CONTENTS

                                                                PAGE
                   Prospectus Supplement                      --------
Selected Financial Data.....................................    S-3
Ratios of Earnings to Fixed Charges.........................    S-3
Description of the Floating Rate Notes......................    S-3
Underwriting................................................    S-8

                                   Prospectus

Where You Can Find More Information About Wells Fargo
  Financial.................................................      1
Incorporation of Information We File with the SEC...........      1
Wells Fargo Financial, Inc..................................      1
Use of Proceeds.............................................      2
Ratios of Earnings to Fixed Charges.........................      2
Description of the Debt Securities..........................      2
Plan of Distribution........................................      9
Legal Opinions..............................................     10
Experts.....................................................     10

                            SELECTED FINANCIAL DATA

    In Wells Fargo Financial's Quarterly Report on Form 10-Q for the quarter ended September 30, 2000, it reported total assets of $12,326,141,000, total liabilities of $10,662,510,000 and total stockholder's equity of $1,663,631,000.

                      RATIOS OF EARNINGS TO FIXED CHARGES

    The ratio of earnings to fixed charges for Wells Fargo Financial is set forth below for the periods indicated:

       YEAR ENDED DECEMBER 31,
-------------------------------------    NINE MONTHS ENDED
1995    1996    1997    1998    1999    SEPTEMBER 30, 2000
-----   -----   -----   -----   -----   -------------------
2.13x   2.11x   2.00x   1.72x   1.78x      1.58x

    For the purpose of calculating the ratios of earnings to fixed charges we have divided earnings plus fixed charges and income taxes by fixed charges. Fixed charges consist of interest and debt expense plus the portion of rentals, which we deem to be representative of the interest factor.

                     DESCRIPTION OF THE FLOATING RATE NOTES

    The following description of the particular terms of the floating rate notes offered by this prospectus supplement and the accompanying prospectus (the "floating rate notes") hereby supplements the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus.

General

    The floating rate notes will be issued under an Indenture, dated as of November 1, 1991, between us and Bank One Trust Company, National Association (formerly known as The First National Bank of Chicago), as trustee.

PRINCIPAL AMOUNT, MATURITY AND INTEREST

    We are issuing $300,000,000 of our floating rate notes which will mature on January 11, 2002. Floating rate notes will be sold only in denominations of $1,000 and any larger amount that is an integral multiple of $1,000.

    We will pay interest quarterly in arrears on each January 11, April 11, July 11 and October 11 (each an interest payment date), commencing on April 11, 2001, and on the maturity date. If any of the quarterly interest payment dates listed above falls on a day that is not a business day, we will postpone the interest payment date to the next succeeding business day. Interest on the floating rate notes will be computed on the basis of a 360-day year for the actual number of days elapsed.

    If the maturity date of the floating rate notes falls on a day that is not a business day, we will pay principal and interest on the next succeeding business day, but we will consider that payment as being made on the date that the payment was due to you. Accordingly, no interest will accrue on the payment for the period from and after the maturity date to the date we make the payment to you (the next succeeding business day).

    The interest payable by us on a floating rate note on any interest payment date and on the maturity date, subject to certain exceptions, will be paid to the person in whose name such floating rate note is registered at the close of business on the fifteenth calendar day preceding such interest payment date, whether or not a business day. However, interest that we pay on the maturity date, will be payable to the person to whom the principal will be payable.

    Interest on the floating rate notes will accrue from, and including, December 20, 2000, to, and excluding, the first interest payment date and then from, and including, the immediately preceding interest payment date to which interest has been paid or duly provided for to, but excluding, the next interest payment date or the maturity date, as the case may be. We will refer to each of these periods as an "interest period." Interest on the floating rate notes will be calculated on the basis of the actual number of days in the applicable interest period divided by 360.

    The interest rate on the floating rate notes will be a per annum rate equal to (i) LIBOR (determined for the initial interest period and, quarterly, for each subsequent interest period in the manner described below) minus (ii) 0.1%. The interest rate will be set for the initial interest period (commencing December 20, 2000) and reset for each subsequent quarterly interest period, effective the first day in such interest period. For each interest period, the interest rate in effect will be based on LIBOR as determined on the second London business day preceding the first day of such interest period (each such date is referred to as an interest determination date). We will determine LIBOR for each interest period in accordance with the following provisions:

    - On the initial interest determination date, December 18, 2000, we will ascertain the offered rate based on a weighted average (based on the actual number of days in the initial interest period) of the respective offered rates for three-month and four-month deposits in U.S. dollars in the London interbank market, which appear on the Telerate Page 3750 as of 11:00 a.m. (London time) on such interest determination date.

    - On each interest determination date subsequent to the initial interest determination date, we will ascertain the offered rate for three-month deposits in U.S. dollars in the London interbank market, which appears on the Telerate Page 3750 as of 11:00 a.m. (London time) on such interest determination date.

    - If such rate does not appear on the Telerate Page 3750, or the Telerate Page 3750 is unavailable, we will request four major banks in the London interbank market (referred to as the reference banks) to provide us with their offered quotation (expressed as a rate per annum) for three-month deposits in U.S. dollars to leading banks in the London interbank market, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time, at approximately 11:00 a.m. (London time) on the interest determination date. If at least two such quotations are provided, LIBOR in respect of that interest determination date will be the arithmetic mean of such quotations.

    - If less than two of the reference banks provide us with such offered quotations, LIBOR in respect of that interest determination date will be the arithmetic mean of the rates quoted by three major banks in The City of New York selected by us at approximately 11:00 a.m., New York City time, on that interest determination date for three-month loans in U.S. dollars to leading European banks, in a principal amount equal to an amount of not less than $1 million that is representative for a single transaction in such market at such time; provided, however, that if the banks we so selected are not quoting as mentioned in this sentence, LIBOR will remain LIBOR in effect on such interest determination date.

    As used in this prospectus supplement, "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York and "London business day" means any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.

    Telerate Page 3750 means the display designated as page "3750" on Bridge Telerate, Inc. (or such other page as may replace the 3750 page on that service or such other service or services as may be nominated by the British Bankers' Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits).

Book-Entry System

    Upon issuance, the floating rate notes will be represented by global securities registered in the name of Cede & Co., as nominee of The Depository Trust Company, which will act as the depositary for the floating rate notes (the "Depositary"). The Depositary has advised Wells Fargo Financial as follows: the Depositary is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Securities Exchange Act of 1934, as amended. The Depositary holds securities that its participants ("Participants") deposit with the Depositary. The Depositary also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. "Direct Participants" include securities brokers and dealers, banks, trust companies, clearing corporations, and certain other organizations. The Depositary is owned by a number of its Direct Participants and by The New York Stock Exchange, Inc., the American Stock Exchange, Inc., and the National Association of Securities Dealers, Inc. Access to the Depositary's system is also available to others, such as securities brokers and dealers, banks and trust companies, that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to the Depositary and its Participants are on file with the Securities and Exchange Commission.

    Purchases of the floating rate notes under the Depositary's system must be made by or through Direct Participants, which will receive a credit for the floating rate notes on the Depositary's records. The ownership interest of each actual purchaser of a floating rate note (a "Beneficial Owner") is in turn to be recorded on the Direct and Indirect Participants' records. Beneficial Owners will not receive written confirmation from the Depositary of their purchase, but Beneficial Owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the Direct or Indirect Participant through which the Beneficial Owner entered into the transaction. Transfers of ownership interests in the floating rate notes are to be accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners will not receive certificates representing their ownership interests in global securities, except in the event that use of the book-entry system for the floating rate notes is discontinued.

    To facilitate subsequent transfers, all floating rate notes deposited by Participants with the Depositary are registered in the name of the Depositary's partnership nominee, Cede & Co. The deposit of floating rate notes with the Depositary and their registration in the name of Cede & Co. effect no change in beneficial ownership. The Depositary has no knowledge of the actual Beneficial Owners of the floating rate notes; the Depositary's records reflect only the identity of the Direct Participants to whose accounts the floating rate notes are credited, which may or may not be the Beneficial Owners. The Participants will remain responsible for keeping account of their holdings on behalf of their customers.

    As long as the floating rate notes are held by the Depositary or its nominee and the Depositary continues to make its same-day funds settlement system available to us, all payments of principal of and interest on the floating rate notes will be made by us in immediately available funds to the Depositary. Wells Fargo Financial has been advised that the Depositary's practice is to credit Direct Participants' accounts on the applicable payment date in accordance with their respective holdings shown on the Depositary's records unless the Depositary has reason to believe that it will not receive payment on such date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of the Depositary, the trustee or Wells Fargo Financial, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to the Depositary is the responsibility of Wells Fargo Financial or the trustee, disbursement of such payments to Direct Participants shall be the responsibility of the Depositary and disbursement of such payments to the Beneficial Owners shall be the responsibility of Direct and Indirect Participants.

    Secondary trading in long-term notes and debentures of corporate issuers is generally settled in clearing house or next-day funds. In contrast, the floating rate notes will trade in the Depositary's Same-Day Funds Settlement system. Accordingly, the Depositary will require that secondary trading activity in the floating rate notes settle in immediately available funds. No assurance can be given as to the effect, if any, of settlement in immediately available funds on trading activity in the floating rate notes.

    Wells Fargo Financial expects that conveyance of notices and other communications by the Depositary to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. In addition, neither the Depositary nor Cede & Co. will consent or vote with respect to the floating rate notes; Wells Fargo Financial has been advised that the Depositary's usual procedure is to mail an omnibus proxy to an issuer of securities as soon as possible after the record date with respect to such consent or vote. In the case of the floating rate notes, the omnibus proxy would assign Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the floating rate notes are credited on such record date (identified in a listing attached to the omnibus proxy).

    The Depositary may discontinue providing its services as securities depositary with respect to the floating rate notes at any time by giving reasonable notice to Wells Fargo Financial or the trustee. Under such circumstances, if a successor depositary is not appointed by us within 90 days, we will issue individual definitive floating rate notes in exchange for all the global securities representing such notes. In addition, we may at any time and in our sole discretion determine not to have the floating rate notes represented by global securities and, in such event, will issue individual definitive floating rate notes in exchange for all the global securities representing the floating rate notes. Individual definitive floating rate notes so issued will be issued in denominations of $1,000 and any larger amount that is an integral multiple of $1,000 and registered in such names as the Depositary shall direct.

    The information in this section concerning the Depositary and the Depositary's book-entry system has been obtained from sources that Wells Fargo Financial believes to be reliable, but we take no responsibility for the accuracy thereof.

Redemption

    The floating rate notes may not be redeemed prior to maturity.

Concerning the Trustee

    Bank One Trust Company, National Association, or its affiliates, have extended a line of credit to Wells Fargo Financial. Wells Fargo Financial borrows money and has other customary banking relationships with Bank One Trust Company, National Association, or its affiliates.

ADDITIONAL INFORMATION

    See "Description of the Debt Securities" in the accompanying prospectus for additional important information about the floating rate notes. That information includes:

    - additional information about the terms of the floating rate notes;

    - general information about the indenture and the trustee;

    - a description of certain restrictions; and

    - a description of events of default under the indenture.

                                  UNDERWRITING

    We are selling the floating rate notes to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the underwriter, pursuant to the terms of an underwriting agreement dated December 13, 2000. The underwriter is purchasing the floating rate notes as principal in this transaction for sale to one or more investors or other purchasers

    The underwriter proposes initially to offer the floating rate notes to the public at the public offering price set forth on the cover of this prospectus supplement and to certain dealers at such price less a concession not in excess of .05% of the principal amount of the floating rate notes. The underwriter may allow, and such dealers may reallow, a discount not in excess of .01% of the principal amount of the floating rate notes to certain other dealers. After the initial public offering, the public offering price, concession and discount may be changed.

    In connection with the sale of any floating rate notes, the underwriter may be considered to have received compensation from us equal to the difference between the amount received by the underwriter in that sale and the price at which the underwriter purchased the floating rate notes from us. In addition, the underwriter may sell the floating rate notes to or through certain dealers, and those dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the underwriter or from any purchasers of the floating rate notes for whom it may act as agent (which may be in excess of customary compensation).

    The underwriter has agreed to reimburse us for expenses related to this offering in the total amount of $375,000.

    The floating rate notes are an issue of securities with no established trading market and will not be listed on any national securities exchange. The underwriter has advised us that it intends to make a market in the floating rate notes, but it is not obligated to do so. The underwriter may discontinue any market making in the floating rate notes at any time in its sole discretion. No assurance can be given as to the liquidity of any trading market for the floating rate notes.

    To facilitate this offering, the underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of the floating rate notes. Specifically, the underwriter may over-allot in connection with the offering, creating a short position in the floating rate notes for its own account. In addition, to cover over-allotments or to stabilize the price of the floating rate notes, the underwriter may bid for and purchase floating rate notes in the open market.

    In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the floating rate notes to be higher than it might be in the absence of such purchases.

    The underwriter does not, nor do we, make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the floating rate notes. In addition, neither we nor the underwriter makes any representation that the underwriter will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

    We have agreed to indemnify the underwriter against certain liabilities, including liabilities under the Securities Act of 1933, as amended. We have also agreed to contribute to the payments the underwriter may be required to make because of those liabilities.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $300,000,000

                                     [LOGO]

                          WELLS FARGO FINANCIAL, INC.

                FLOATING RATE SENIOR NOTES DUE JANUARY 11, 2002

                         ------------------------------

                             PROSPECTUS SUPPLEMENT
                         ------------------------------

                              MERRILL LYNCH & CO.

                               DECEMBER 13, 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------